NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA LAUNCHES NEW WEBSITE

September 18, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that it has launched a new website and encourages its shareholders to visit www.americanbonanza.com. The website has been designed to provide a comprehensive overview of its property portfolio and information on Bonanza’s financial and management structure. Shareholders and future investors are encouraged to sign up for email notification and distribution of future news releases.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	Or:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@astronresources.com